UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 33-26467

CUSIP NUMBER: 15114K 10 6

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:       Cell Robotics International, Inc.

Former name if applicable:

Address of principal executive office (Street and number)

                                                2715 Broadbent Parkway N.E.,

City, state and zip code       Albuquerque, New Mexico 87107

PART II
RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

     On November 12, 2004, the Company filed a Form 8-K with the Securities and Exchange Commission, which disclosed that the Company received a letter from Grant Thornton LLP (“Grant Thornton”) dated November 5, 2004 stating that Grant Thornton has terminated the client-auditor relationship with the Company. The notification in close proximity to prescribed due date of the Company’s Form 10-QSB for the quarterly period ended September 30, 2004 has led to a delay in its completion. On November 10, 2004, the Audit Committee of the Board of Directors of the Company unanimously approved the appointment of Goldstein Golub Kessler LLP (“GGK”) as the independent accountant for the Company and its subsidiary. The Company engaged GGK on November 11, 2004 and included this new relationship in the aforementioned 8-K filed on November 12, 2004. Accordingly, the Company was unable to file its third quarter 2004 Form 10-QSB within the prescribed time.

PART IV
OTHER INFORMATION

     (1)     Name and telephone number of person to contact in regard to this notification

Lou Sena	505	343-1131

(Name)	(Area Code)	(Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3)     Is it anticipated that any significant changes in results of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although management does not anticipate any significant change in results of operations from the corresponding period for the last fiscal year, we have engaged new auditors who are currently performing their review.

Cell Robotics International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 15, 2004	By	/s/ Lou Sena

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).